

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2014

Via E-mail
C. David Cush
President and Chief Executive Officer
Virgin America Inc.
555 Airport Boulevard
Burlingame, CA 94010

> **Re:** **Virgin America Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 29, 2014**
> **File No. 333-197660**

Dear Mr. Cush:

We have reviewed your responses to the comments in our letter dated September 22, 2014 and have the following additional comments.

2014 Recapitalization, page 37

1. Please explain why the contractual obligations due to the Virgin Group and Cyrus Capital as of June 30, 2014 as reflected in the table at the top of page 38 of $410,608 and $70,778, respectively, differ from the contractual obligations disclosed in footnote (3) on page F-12 of $382.8 million and $61.4 million, respectively. Please explain the factors responsible for the changes in these contractual obligations from May 10, 2013 to June 30, 2014.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 55

(2) Pro Forma Adjustments, page 56

2. Refer to adjustment (m). We note from pages 72 and 122 that an additional 1,760,000 shares of common stock will be issued upon vesting of RSUs which will be granted upon completion of the offering and have a three-year service term over which the stock awards will be expensed. Please confirm that adjustment (m) includes the expected stock compensation expense you expect to recognize in connection with these share based compensation grants. If not, please explain why. In addition, please ensure that when the amount of compensation expense to be recognized in connection with your share based

compensation grants is determined, the notes to your pro forma financial information fully discloses the number of shares or other share based compensation grants that will vest, the value of such shares and the total compensation expense you will recognize. Your revised disclosures should be presented in sufficient detail to enable a reader to determine how the adjustment was calculated or determined.

Share-Based Compensation, page 72

3. We note the disclosures that have been added to page 72 in response to our prior comment 7. Please revise the discussion on page 72 to also disclose the amount of compensation expense that will be recognized in connection with the 1,650,000 common shares to be issued upon the vesting of RSUs which will vest upon completion of the offering and in connection with the 1,760,000 shares of common stock to be issued upon the vesting of RSUs which will be granted upon completion of the offering and which will have a three-year service term.

Executive Compensation, page 117

Grants of Plan-Based Awards in 2013, page 124

4. We note your response to our prior comment 8 and reissue in part. Please revise this table to include the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718, with respect to the repriced or modified awards. Refer to Item 402(d)(2)(viii) of Regulation S-K. In this regard, we note that you revised the 2013 Summary Compensation Table on page 123 but you did not revise this table with respect to the repriced or modified awards.

Financial Statements, page F-1

5. We note your response to our prior comment 9. To the extent that you effect a reverse stock split of your common shares in connection with the consummation of the offering, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Notes to Consolidated Financial Statements, page F-9

(10) Share-Based Compensation, page F-33

6. We note from your response to our prior comment 16 that during the six months ended June 30, 2014, the company only granted equity awards with respect to a nominal number of shares of common stock (approximately 700,000 shares) at $1.12. We also note that

given the nominal number of equity award grants, the company does not believe the impact to its financial statements would be material (less than $1 million over the life of the awards) if the grant date fair values of those awards were higher and closer to the IPO price. Please explain in further detail why you believe the impact to your financial statements would not be material if the grant date fair values of those stock based compensation awards were higher and closer to the expected IPO price. As part of your response, please tell us how you determined that the impact to your financial statements would be less than $1 million if these awards were determined to have a higher fair value.

(15) Net Income Per Share, page F-43

7. Please clarify your statement "stock-based compensation expense associated with pre-IPO grants is not reflected as an adjustment to pro forma net income in this pro forma presentation." In this regard, it is unclear whether your disclosure implies that you did not adjust for stock options issued prior to the IPO or whether you did not include the stock based compensation expense for the RSUs granted in connection with the IPO. To the extent you do not plan to adjust the numerator in the pro forma earnings per share calculation for the stock based compensation expense related to the RSUs granted in connection with the IPO, please explain why.

General

8. A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Tad J. Freese
       Latham & Watkins LLP